Form 10-K405, Exhibit 13
period 2000-09-30
ARVINMERITOR INC
filed 2000-12-21
CIK 1113256

                                                                      Exhibit 13

CHIEF FINANCIAL OFFICER'S REVIEW
MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW AND OUTLOOK

          The merger of Meritor and Arvin helps to position ArvinMeritor as a leader within the automotive supply industry (see Notes 1 and 3 of Notes to Consolidated Financial Statements). Our industry is rapidly transforming to keep pace with the globalization and consolidation of the original equipment manufacturers (OEMs), as well as the continued trends towards outsourcing by the OEMs and integrated systems. The increased competitive pressures and complexity of the industry presents suppliers with many challenges and growth opportunities. We believe that the merger of Arvin and Meritor provides enhanced financial strength, flexibility and product mix, as well as stronger customer and market positions, that enables the company to take further advantage of these industry trends.

         The company is making excellent progress in the merger integration process. To date, we have identified projected cost-reduction synergies for 2001 of $50 million pre-tax, or $40 million after-tax. This includes a $10-million annual recurring reduction in income taxes, which is expected to contribute to the reduction of the fiscal 2001 effective tax rate to 35.5 percent. We are on schedule to increase these cost synergies to $100 million pre-tax in 2003.

         With our newly merged company, we are even more confident in our ability to meet, over a multi-year period, our stated long-term financial goals to deliver annual average sales growth of 10 percent and earnings per share growth of 15 to 18 percent, while maintaining a strong emphasis on cash and investment grade ratios.

         Our long-term goals have been established with the recognition that the industry in which the company operates has been characterized historically by periodic fluctuations in overall demand for light, commercial and specialty vehicles, and related aftermarkets, resulting in corresponding fluctuations in demand for products of the company. Accordingly, the company will measure its performance against these long-term financial goals over a multi-year period.

         The outlook for our major served markets around the world is somewhat mixed. There are signs of a modest weakening in North American and Western European light vehicle production during fiscal 2001. Within the heavy-duty commercial truck and trailer markets, we expect North American production will continue to decline 30 percent or more in fiscal 2001, while European production is expected to be down modestly. The light vehicle replacement market should remain weak over the same period. Additionally, it is difficult to predict the impact the euro and other currencies will have on sales and operating income in the upcoming year. While we remain cautious regarding the current market outlook, we will continue to drive strong financial performance through aggressive ongoing cost-reduction efforts, restructuring actions and synergy realization programs.

         In addition to the progress being made by our merger integration teams, we are taking actions to align our operations with the existing and anticipated declines in some of the company's major markets. On November 8, 2000, the company announced restructuring actions to realign operations at selected facilities around the world, with a total cost of approximately $90 million (see
Note 24 of Notes to Consolidated Financial

Statements). The company expects these restructuring activities to reduce operating costs by about $25 million in fiscal 2001, growing to $50 million in fiscal 2002 and thereafter.

         We also continually evaluate other value-enhancing initiatives, such as stock repurchase programs. During the last month of fiscal 1999 and the first two quarters of fiscal 2000, Meritor purchased 5.1 million shares at an aggregate cost of approximately $125 million, or an average of $24.51 per share. In July 2000, ArvinMeritor announced a program to repurchase up to $100 million of the company's common stock, of which 3.1 million shares had been purchased at an aggregate cost of approximately $53 million, or an average of $16.98 per share through September 30, 2000.

FINANCIAL CONDITION

         OPERATING CASH FLOW - Our cash flow from operations was $228 million in fiscal 2000, which was used to partially fund capital expenditures, dividend payments, merger-related expenses and the repurchase of treasury stock. Cash flow from operations was $262 million and $280 million in fiscal 1999 and 1998, respectively. The decline in cash provided by operating activities in fiscal 2000 from fiscal 1999 is primarily the result of working capital levels not being reduced commensurate with the decline in sales during the fourth quarter of fiscal 2000. In addition, increased pension funding and retiree medical payments contributed to the reduction from 1999 levels.

         INVESTING CASH FLOW - Our operating cash flow has allowed the company to fund capital expenditures of $225 million in fiscal 2000, $170 million in fiscal 1999 and $139 million in fiscal 1998. The company continues to invest in the property, plant and equipment needed for future business requirements. Capital expenditures in fiscal 2000 included equipment to support new product introductions, capacity expansion and new production processes and costs to continue to implement new information systems. The company is currently evaluating additional aggressive cost and spending reduction strategies, including reductions in capital spending, and expects capital expenditures in fiscal 2001 to be between $225 million and $300 million. The capital spending increase in 2000 and the potential increase for 2001 are primarily related to the inclusion of Arvin capital expenditures for a quarter in fiscal 2000 and for a full year in fiscal 2001.

         In fiscal 2000, cash used for investing activities included the capital expenditures described above, cash payments of $49 million relating to the merger between Arvin and Meritor and cash used for acquisitions of businesses and investments of $74 million. This cash used was partially offset by $148 million of proceeds from dispositions of assets, property and businesses, primarily relating to the sale of the seat adjusting systems business.

         In fiscal 1999, cash used for investing activities included capital expenditures of $170 million and cash used for three acquisitions of $573 million, offset somewhat by $51 million of proceeds from the formation of the transmission and clutch joint venture with ZF Friedrichshafen AG (ZF). In fiscal 1998, cash used for investing activities and capital expenditures was $147 million. These cash outflows were partially offset by $17 million of proceeds received from the sale of assets.

         FINANCING CASH FLOW - Net cash provided by financing activities was $38 million in fiscal 2000. During July 2000, the company entered into two unsecured credit facilities for a total of $1.5 billion. These new credit facilities became effective on the date of the merger, replacing existing credit agreements of Arvin and Meritor. In addition, during September 2000, the company instituted a commercial paper program with authorized borrowings of up to $1 billion. The net increase in debt in fiscal 2000 was $245 million. The company made payments of $172 million for the repurchase of its stock and $35 million for cash dividends. In November 2000, the board of directors declared a $0.22 per share quarterly dividend payable in December 2000.

         Net cash provided by financing activities was $441 million in fiscal 1999. This amount includes a $507-million increase in debt, primarily related to the February 1999 public offering of $500 million of debt securities. The proceeds were used to repay existing indebtedness, including short-term credit facilities entered into to facilitate three acquisitions. In addition, the company made payments of $6 million for the repurchase of its stock, $29 million for cash dividends and $31 million for the settlement of interest rate agreements entered into in 1998 (see Note 14 of Notes to Consolidated Financial Statements).

         Net cash used for financing activities was $216 million in 1998. This amount reflects net payments of $129 million to reduce debt. In addition, the company made net payments of $58 million relating to certain Canadian tax obligations and payments of $29 million for cash dividends.

         OTHER INFORMATION - The company's long-term debt to capitalization ratio was 64 percent at September 30, 2000, down from 68 percent at September 30, 1999. Pre-tax interest coverage was 5.0x for fiscal 2000, down from 6.3x for fiscal 1999. Excluding special items, pre-tax interest coverage was 4.4x for fiscal 2000, down from 6.4x for fiscal 1999. On a pro forma basis, excluding special items, pre-tax interest coverage was 3.9x and 4.9x for fiscal 2000 and 1999, respectively. Standard & Poors and Moody's have assigned

"BBB/Baa2" credit ratings, respectively, to the company's long-term debt and "A2/P2" credit ratings, respectively, to the company's commercial paper program.

         The company has retirement medical and defined benefit pension plans that cover most of its U.S. and certain non-U.S. employees (see Notes 17 and 18 of Notes to Consolidated Financial Statements). Retirement medical plan payments aggregated $49 million in fiscal 2000, $41 million in fiscal 1999 and $36 million in fiscal 1998, and are expected to approximate $45 million in fiscal 2001. The company made pension plan contributions of $40 million in fiscal 2000, $30 million in fiscal 1999 and $28 million in fiscal 1998. Management expects to fund at least the minimum pension plan contributions required by government regulations for the various plans and anticipates that pension plan funding will be between $20 million and $40 million in fiscal 2001.

         The company regularly considers various strategic and business opportunities, including acquisitions. Although no assurance can be given as to whether or when any acquisitions will be consummated, if an agreement were to be reached, the company could finance such acquisitions by issuance of additional debt or equity securities. The additional debt from any acquisitions, if consummated, could increase the company's debt to capitalization ratio.

         Based upon the company's projected cash flow from operations and existing bank credit facilities, management believes that sufficient liquidity is available to meet anticipated operating, capital and dividend requirements over the next 12 months.

RESULTS OF OPERATIONS

         The merger of Arvin and Meritor was accounted for as a purchase with Meritor designated as the acquiror. Accordingly, the historic financial information for periods prior to July 7, 2000, reflects only the results of Meritor and its consolidated subsidiaries. The information for the period after July 7, 2000, represents the results of ArvinMeritor and its consolidated subsidiaries. All prior periods' share and per share data have been restated to conform with the exchange of Meritor shares to ArvinMeritor shares on a one Meritor share for 0.75 ArvinMeritor shares basis, in connection with the merger (see Note 3 of Notes to Consolidated Financial Statements). All earnings per share amounts are on a diluted basis. All references to pro forma amounts assume that the merger occurred at the beginning of each period presented, and does not give pro forma effect to any acquisitions or divestitures made by Arvin or Meritor.

         The following sets forth the sales, operating income and net income of the company for the years ended September 30, 2000, 1999 and 1998, as well as pro forma amounts for each year (dollars in millions, except per share amounts):

ARVINMERITOR, INC.


(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                          As Reported                       Pro Forma (unaudited) (1)
                                             -----------------------------------       -----------------------------------
Year Ended September 30,                       2000          1999          1998         2000          1999          1998
                                             -------       -------       -------       -------       -------       -------
Sales
     Light Vehicle Systems                   $ 2,031       $ 1,575       $ 1,475       $ 3,668       $ 3,474       $ 3,041
     Commercial Vehicle Systems                2,872         2,875         2,361         2,926         2,941         2,425
     Light Vehicle Aftermarket                   209            --            --           950           906           686
     Other                                        41            --            --           178           170           116
                                             -------       -------       -------       -------       -------       -------
TOTAL SALES                                  $ 5,153       $ 4,450       $ 3,836       $ 7,722       $ 7,491       $ 6,268
                                             =======       =======       =======       =======       =======       =======
Operating income
     Light Vehicle Systems                   $   149       $   129       $    86       $   232       $   198       $   155
     Commercial Vehicle Systems                  221           232           212           231           244           224
     Light Vehicle Aftermarket                     6            --            --            43            72            62
     Other                                        --            --            --             9            17             3
                                             -------       -------       -------       -------       -------       -------
     SEGMENT OPERATING INCOME                    376           361           298           515           531           444
     Gain on sale of business and other           89            24            --            89            31            --
     Restructuring costs and other               (26)          (28)           --           (30)          (35)           (7)
     Merger costs                                (10)           --            --            --            --            --
                                             -------       -------       -------       -------       -------       -------
TOTAL OPERATING INCOME                           429           357           298           574           527           437
Other income                                      --             2            --            --             2            (2)
Equity in earnings of affiliates                  29            35            28            40            45            32
Non-operating one-time items                      --            --           (31)           (3)           (1)          (25)
Interest expense, net                            (89)          (61)          (39)         (142)         (117)          (80)
Provision for income taxes                      (141)         (129)         (102)         (177)         (169)         (135)
Minority interest                                (10)          (10)           (7)           (5)           (7)           (9)
                                             -------       -------       -------       -------       -------       -------
NET INCOME                                   $   218       $   194       $   147       $   287       $   280       $   218
                                             =======       =======       =======       =======       =======       =======
DILUTED EARNINGS PER SHARE                   $  4.12       $  3.75       $  2.84       $  4.02       $  3.67       $  2.87
                                             -------       -------       -------       -------       -------       -------
DILUTED EARNINGS PER SHARE
     BEFORE SPECIAL ITEMS (2)                $  3.52       $  3.73       $  3.20       $  3.56       $  3.66       $  3.11
                                             -------       -------       -------       -------       -------       -------

(1) Pro forma financial information presented as if the Merger had occurred at the beginning of each fiscal year and reflects (a) the amortization of goodwill from merger and the elimination of historical Arvin goodwill amortization expense; (b) the adjustment to interest expense for borrowings to fund the Arvin cash consideration and other financing costs; (c) the income tax effects of (a) and (b) above; and (d) the adjustment of shares outstanding representing the exchange of one share of Meritor common stock for 0.75 shares of ArvinMeritor common stock and one share of Arvin common stock for one share of ArvinMeritor common stock, based on the average shares outstanding for each year.

(2) Special items in fiscal 2000 include gain on the sale of the seat adjusting systems business and other assets of $89 million ($54 million after-tax, or $1.01 per share), restructuring costs of $26 million ($16 million after-tax, or $0.30 per share), and merger expenses of $10 million ($6 million after-tax, or $0.11 per share) Special items in fiscal 1999 include gain on formation of ZF Meritor joint venture of $24 million ($18 million after-tax, or $0.34 per share) and restructuring costs of $28 million ($17 million after-tax, or $0.33 per share). Special items in fiscal 1998 include interest rate settlement costs of $31 million ($19 million after-tax, or $0.36 per share). Pro forma amounts in fiscal 2000 exclude merger costs of $70 million ($58 million after-tax, or $0.81 per share). In addition to the special items discussed above, pro forma special items in fiscal 2000 include restructuring and other charges of $4 million ($3 million after-tax, or $0.04 per share), and $3 million ($2 million after-tax, or $0.03 per share) non-operating one-time items. Pro forma amounts in fiscal 1999 also include a gain on sale of affiliate of $7 million (5 million after-tax, or $0.07 per share), restructuring and other charges of $7 million ($4 million after-tax, or $0.05 per share) and non-operating one time items of $1 million ($1 million after-tax, or $0.01 per share). Pro forma amounts in fiscal 1998 also include restructuring and other costs of $7 million ($5 million after-tax, or $0.07 per share) and a gain in non-operating one-time items of $6 million ($6 million after-tax, or $0.08 per share).


         The following charts demonstrate the strength, diversity and balance of our served markets, product mix and geographic presence for the fiscal year ended September 30, 2000 as a percent of sales on a pro forma basis.

         [BAR CHARTS]

2000 COMPARED TO 1999

         SALES - Sales for fiscal 2000 were $5.2 billion, up $703 million, or 16 percent, over last year's sales of $4.5 billion. Included in fiscal 2000 sales are $714 million of sales attributable to the merger with Arvin and a decrease of about $130 million due to currency exchange. Excluding the impact of currency and the merger with Arvin, fiscal 2000 sales would have been up 3 percent from fiscal 1999. The sale of the company's seat adjusting systems business in November 1999 resulted in a decrease of $98 million in sales year-over-year. Additionally, the company's transmission and clutch business contributed sales of $166 million in fiscal 1999. The results of this business are now reported as equity income, due to the formation of the Meritor ZF joint venture in fiscal 1999. Pro forma sales, as if Arvin and Meritor had operated as a merged company in all periods, were $7.7 billion in fiscal 2000, an increase of 3 percent over pro forma 1999 sales.

         LIGHT VEHICLE SYSTEMS (LVS) SALES - LVS sales grew 29 percent, to $2.0 billion, from $1.6 billion a year ago. Fiscal 2000 sales include $447 million of sales from Arvin businesses, offset somewhat by $84 million of negative currency exchange. Adjusting to exclude the sales attributable to the merger with Arvin, LVS sales would have been 1 percent higher than fiscal 1999 sales. Market penetration gains, principally in the door, suspension, wheel and seat motor lines, combined with strong industry volumes drove this growth, which was offset by the sale of the LVS seat adjusting systems business in early fiscal 2000 and the negative impact of currency. On a pro forma basis, LVS sales for fiscal 2000 were $3.7 billion, up $194 million or 6 percent from $3.5 billion in 1999. Additional market penetration gains in the exhaust business drove this further growth. LVS sales in North America grew 48 percent (11 percent on a pro forma basis). Sales in South America and Asia/Pacific grew 7 percent and 5 percent, respectively (up 4 percent and 6 percent on a pro forma basis, respectively). Sales in Europe were up 15 percent (down 2 percent on a pro forma basis).

         COMMERCIAL VEHICLE SYSTEMS (CVS) SALES - CVS reported $2.9 billion in sales of components and systems for original equipment and the aftermarket in fiscal 2000, including $17 million attributable to the merger with Arvin, which was down slightly from fiscal 1999 sales. CVS sales in North America were $2.0 billion, down $148 million or 7 percent from $2.2 billion in fiscal 1999. The decline in North American heavy truck markets of approximately 7 percent drove this decline. European sales were up $103 million or 18 percent, and South American sales were up $18 million, or 27 percent, while sales in the rest of the world were up $24 million. On a pro forma basis, CVS sales would have been $2.9 billion in fiscal 2000, down $15 million, or 1 percent, from pro forma 1999 sales.

         LIGHT VEHICLE AFTERMARKET (LVA) SALES - LVA sales were $209 million in fiscal 2000 with no sales in fiscal 1999, because this business is attributable to Arvin and is accordingly included in the consolidated results only from July 7, 2000, and forward. On a pro forma basis, LVA sales in fiscal 2000 were $950 million, an increase of 5 percent, or $44 million from pro forma 1999 levels. The increase in pro forma sales is attributable primarily to the inclusion of a full year of results of the Purolator business, which was acquired by Arvin in March 1999. Purolator generated $318 million of pro forma sales in fiscal 2000, as compared to $203 million in pro forma sales in fiscal 1999. These increases were partially offset by price reductions and product mix issues, the negative impact of currency translation and a softening of markets in both North America and Europe in the latter part of the fiscal year.

         OPERATING INCOME - Fiscal 2000 operating income was $429 million, up $72 million from fiscal 1999. In fiscal 2000, the company completed the sale of its LVS seat adjusting systems business for approximately $135 million in cash, resulting in a one-time gain of $83 million ($51 million after-tax, or $0.96 per share). The seat adjusting systems business had fiscal 1999 sales of approximately $130 million. Also during fiscal 2000, the company recorded a restructuring charge of $26 million ($16 million after-tax, or $0.30 per share) relating to workforce reductions and other facility-related costs for the rationalization of operations and merger expenses of $10 million ($6 million after-tax, or $0.11 per share). Fiscal 1999 operating income was $357 million, and includes a restructuring charge of $28 million ($17 million after-tax, or $0.33 per share) and a one-time gain of $24 million ($18 million after-tax, or $0.34 per share) in connection with the formation of a transmission and clutch joint venture with ZF Friedrichshafen AG.

         Excluding the restructuring charges, merger costs and one-time gains from sales of businesses and assets, operating income would have been $376 million in fiscal 2000, up $15 million from $361 million in fiscal 1999. This increase is attributable to the results of Arvin, included in the company's results since July 7, 2000. Operating margins were 8.3 percent in fiscal 2000 (7.3 percent, excluding the special items), versus 8.0 percent in fiscal 1999 (8.1 percent, excluding the special items). On a pro forma basis, excluding special items, operating income would have been $515 million in fiscal 2000, down 3 percent from $531 million in fiscal 1999. Pro forma operating margins before special items declined from 7.1 percent in fiscal 1999 to 6.7 percent in fiscal 2000.

         LVS OPERATING INCOME - LVS operating income was $149 million in fiscal 2000, with operating margins of 7.3 percent. Operating income was up $20 million, or 16 percent, from 1999, although operating margins decreased 90 basis points. Results from the merger with Arvin contributed $7 million of operating income in fiscal 2000. Operating income increased due to the volume contribution from higher sales and favorable product mix. On a pro forma basis, operating income for fiscal 2000 increased

$34 million, or 17 percent, to $232 million. Pro forma operating margins increased from 5.7 percent in fiscal 1999 to 6.3 percent in fiscal 2000.

         CVS OPERATING INCOME - CVS operating income was $221 million in fiscal 2000, a decrease of 5 percent from 1999. Operating margins declined by 40 basis points to 7.7 percent in fiscal 2000. The decline in margins was driven by higher costs due to unfavorable economics, the negative impact of currency exchange and higher warranty expenses. On a pro forma basis, operating income for fiscal 2000 was $231 million, also down 5 percent from pro forma fiscal 1999. Pro forma operating margins of 7.9 percent also declined by 40 basis points.

         LVA OPERATING INCOME - LVA operating income was $6 million in fiscal 2000, with operating margins of 2.9 percent. This business was acquired as part of the merger with Arvin and is, accordingly, included in the consolidated results from July 7, 2000, and forward. On a pro forma basis, operating income and margins for fiscal 2000 were $43 million and 4.5 percent, respectively, down from fiscal 1999 pro forma operating income of $72 million and related margins of 7.9 percent. The decline in LVA pro forma operating income relates primarily to reduced pricing and product mix issues, and was partially offset by increased volume. The decline in operating income also reflects the soft market conditions experienced in late fiscal 2000 and consolidation of the distribution channel base.

         EQUITY IN EARNINGS OF AFFILIATES - Equity in earnings of affiliates was down $6 million in fiscal 2000, to $29 million, primarily as a result of the lower North American truck volumes.

         INTEREST EXPENSE, NET - Interest expense, net for fiscal 2000 was $89 million, up $28 million from fiscal 1999 interest expense of $61 million. The increase is primarily attributable to higher debt levels associated with acquisitions and the share repurchase programs. On a pro forma basis, fiscal 2000 interest expense, net increased $25 million, to $142 million, primarily as a result of the share repurchase programs and acquisitions made during fiscal 1999.

         NET INCOME - Net income for fiscal 2000 was $218 million, or $4.12 per share, an increase of 12 percent and 10 percent, respectively, as compared with fiscal 1999 net income of $194 million, or $3.75 per share. Net income before special items was $186 million, or $3.52 in fiscal 2000, compared with 1999 net income before special items of $193 million, or $3.73 per share. Special items include the restructuring charges, gains and merger expenses discussed earlier. On a pro forma basis, excluding special items, fiscal 2000 net income was down $25 million, or 9 percent, to $254 million, with earnings per share of $3.56, compared to 1999 earnings per share of $3.66.

1999 COMPARED TO 1998

         SALES - Sales for fiscal 1999 were $4.5 billion, up $614 million, or 16 percent, over fiscal 1998 sales of $3.8 billion.

         LVS SALES - LVS sales grew $100 million, or 7 percent, to $1.6 billion for fiscal year 1999. Market penetration gains, principally in the door, suspension and seat adjusting systems product lines, combined with strong North American vehicle volumes drove the higher sales. This growth was partially offset by weakness in European roof systems sales and the negative impact of currency exchange and lower vehicle volumes in South America. LVS fiscal 1999 sales in North America increased $127 million, or 22 percent, and sales in Asia/Pacific were up $21 million, or 38 percent. Sales in Europe and South America were down $37 million and $11 million, respectively.

         CVS SALES - CVS reported $2.9 billion in fiscal 1999 sales, an increase of $514 million, or 22 percent, over 1998. Excluding acquisitions, CVS sales increased $119 million, or 5 percent. Record production volumes in the North American heavy truck market drove North American sales of truck axles, brakes and transmissions to $1.3 billion, an increase of $245 million, or 22 percent. North American sales of other CVS products were $657 million, down $65 million from 1998, primarily as a result of lower government program sales. European sales, excluding acquisitions, were down $21 million, or 6 percent, and South American sales fell $47 million, or 41 percent, while CVS sales in the rest of the world were up $7 million.

         OPERATING INCOME - Fiscal 1999 operating income was up $59 million over fiscal 1998. Excluding the restructuring charge and gain on sale discussed earlier, fiscal 1999 operating income of $361 million was up 21 percent over the prior year's operating income of $298 million. Operating margins, before the special items, improved to 8.1 percent in fiscal 1999, from 7.8 percent in fiscal 1998. This improvement reflects the company's continued focus on process improvement and cost reductions, offset somewhat by premium costs associated with meeting the record levels of demand in the North American truck markets.

         The company's process improvement and cost-reduction programs relate to
(1) purchasing, which includes outsourcing non-core manufacturing and using lower cost global sourcing of materials and supply base management; and (2) manufacturing, which includes shifting production to lower cost facilities, consolidating common processes, improving material flow and investing in capital and systems.

         LVS OPERATING INCOME - LVS operating margins improved dramatically in fiscal 1999 to 8.2 percent, from 5.8 percent in 1998. Substantial savings were realized in fiscal 1999 from material and other cost-reduction programs. The operating margin improvement also reflects the volume contribution from the higher sales.

         CVS OPERATING INCOME - CVS operating income for fiscal 1999 was $232 million, an increase of 9 percent over fiscal 1998. Operating margins declined to 8.1 percent in fiscal 1999 from 9.0 percent in 1998. This margin decline was driven primarily by an increase in premium freight costs and the use of higher-cost alternate component suppliers to meet the record demand in the North American heavy truck market. Fiscal 1999 operating margins were also adversely impacted by the decline of higher-margin government program sales.

         EQUITY IN EARNINGS OF AFFILIATES - Equity in earnings of affiliates increased $7 million in fiscal 1999, to $35 million, primarily as a result of higher sales of anti-lock brakes and related systems by the company's WABCO affiliate.

         NET INCOME - Net income for the year was $194 million, or $3.75 per share, an increase of 32 percent as compared with 1998 net income of $147 million, or $2.84 per share. Net income before special items was $193 million in fiscal 1999, or $3.73 per share, compared with 1998 net income before special items of $166 million, or $3.20 per share, an improvement of 17 percent in earnings per share. Special items include the one-time gain related to the formation of the ZF Meritor joint venture and a restructuring charge recorded in fiscal 1999 and the one-time charge in fiscal 1998 for the settlement of interest rate agreements.

ENVIRONMENTAL MATTERS

         Federal, state and local requirements relating to the discharge of substances into the environment, the disposal of hazardous wastes and other activities affecting the environment have, and will continue to have, an impact on the manufacturing operations of the company. To date, compliance with environmental requirements and resolution of environmental claims has been accomplished without material effect on the company's liquidity and capital resources, competitive position, or financial statements.

         The company has been designated as a potentially responsible party at 10 Superfund sites, excluding sites as to which the company's records disclose no involvement or as to which the company's potential liability has been finally determined. Management estimates the total, reasonably possible costs the company could incur for the remediation of Superfund sites at September 30, 2000, to be approximately $20 million, of which probable costs of $13 million have been accrued.

         Various other lawsuits, claims and proceedings have been asserted against the company, alleging violations of federal, state and local environmental protection requirements, or seeking remediation of alleged environmental impairments, principally at previously disposed-of properties. For these matters, ArvinMeritor expects that any amounts that may be required to be paid in excess of recorded reserves of $25 million will not have a material adverse effect on the company's financial condition.

         Based on its assessment, management believes that the company's expenditures for environmental capital investment and remediation necessary to comply with present regulations governing environmental protection and other expenditures for the resolution of environmental claims will not have a material adverse effect on the company's liquidity and capital resources, competitive position or financial statements. Management cannot assess the possible effect of compliance with future requirements.

AFFILIATES

         The company has 16 joint ventures, which are accounted for under the equity method of accounting. These strategic alliances provide for sales, product design, development and manufacturing in certain product and geographic areas. Aggregate sales of these affiliates were $924 million, $488 million and $443 million in fiscal 2000, 1999 and 1998, respectively. The increase in fiscal 2000 is due to the inclusion of approximately $290 million in sales from Arvin's affiliates and $146 million attributable to sales of the ZF Meritor joint venture created in late fiscal 1999.

         The company's equity in earnings of affiliates was $29 million in fiscal 2000, compared to $35 million in fiscal 1999 and $28 million in fiscal 1998. Cash dividends to ArvinMeritor from these joint ventures were $32 million, $28 million and $27 million in fiscal 2000, 1999 and 1998, respectively. The decrease in fiscal 2000 earnings of affiliates from fiscal 1999 is primarily a result of the lower North American truck volumes, which resulted in lower sales and lower earnings of certain affiliates. The increase in equity income in fiscal 1999 from fiscal 1998 relates primarily to the company's 50 percent-owned joint venture with WABCO, a leading supplier of anti-lock braking systems for North American heavy-duty commercial vehicles. This growth was attributed to the growing use of anti-lock braking systems across North America.

INCOME TAXES

         The company's effective income tax rate in fiscal 2000 was 38.2 percent, compared to 38.8 percent in fiscal 1999 and 40.0 percent in fiscal 1998. The tax rate decline in fiscal 2000 from the 1999 level was primarily due to the company's legal entity realignment, which resulted in lower state income taxes. Income taxes on the one-time gain related to the formation of the ZF Meritor joint venture in fiscal 1999 were recorded at an effective tax rate of 25 percent, due to a book-tax basis difference on assets transferred into the joint venture, which reduced the company's overall effective tax rate for fiscal 1999 by 1.2 percentage points, as compared to 1998's effective tax rate.

INTERNATIONAL OPERATIONS

         Approximately 44 percent of the company's total assets as of September 30, 2000, and 37 percent of fiscal 2000 sales were outside North America. Management believes that international operations have significantly benefited the financial performance of the company. However, the company's international operations are subject to a number of risks inherent in operating abroad. There can be no assurance that these risks will not have a material adverse impact on the company's ability to increase or maintain its foreign sales or on its financial condition or results of operations. During fiscal 2000, the company's sales and operating income were both negatively impacted by approximately $130 million and $20 million, respectively, due to exchange rate changes. The impact the euro and other currencies will have on the company's sales and operating income is difficult to predict in the upcoming year.

         On January 1, 1999, the euro became the common currency of eleven countries of the European Union. During a three-year transition period, the present national currencies of these eleven countries will become sub-units of the euro at fixed exchange rates. The European Union's current plans call for the transition period to be completed by July 1, 2002, at which time the euro will become the sole legal tender in those participating countries.

         The company is engaged in business in some of the countries that participate in the European Monetary Union, and sales for fiscal 2000 in these countries were approximately 17 percent of the company's total sales. In addition, the company enters into foreign currency forward exchange contracts with respect to several of the existing currencies that have been subsumed into the euro and has borrowings in participating currencies primarily under its revolving Credit Facility. The company has analyzed the potential effects of the euro conversion on competitive conditions, information technology and other systems, currency risks, financial instruments and contracts, and has examined the tax and accounting consequences of euro conversion, and believes that the conversion will not have a material adverse effect on its business, operations and financial condition.

         The company is making the necessary adjustments to accommodate the conversion, including modifications to its information technology systems and programs, pricing schedules and financial instruments. The company expects that all necessary actions will be completed in a timely manner, and that the costs associated with the conversion to the euro will not be material.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The company is exposed to foreign currency exchange rate risk inherent in its purchases, sales, assets and liabilities denominated in currencies other than the U.S. dollar and interest rate risk associated with the company's debt.

           The company enters into foreign currency forward exchange contracts to minimize the risk of unanticipated gains and losses from currency rate fluctuations on foreign currency commitments entered into in the ordinary course of business (see Note 14 of Notes to Consolidated Financial Statements). It is the policy of the company not to enter into derivative financial instruments for speculative purposes and therefore the company holds no derivative instruments for trading purposes.

         The company has performed a sensitivity analysis assuming a hypothetical 10- percent adverse movement in foreign currency exchange rates and interest rates applied to the underlying exposures described above. As of September 30, 2000, the analysis indicated that such market movements would not have a material effect on the company's consolidated financial position, results of operations or cash flows. Actual gains or losses in the future may differ significantly from that analysis, however, based on changes in the timing and amount of interest rate and foreign currency exchange rate movements and the company's actual exposures.

NEW ACCOUNTING PRONOUNCEMENTS

         There were no new accounting pronouncements adopted by the company in fiscal 2000 that had a material impact on the company's financial condition or results of operations. On October 1, 2000, the company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging

Activities." The adoption of this standard did not have a material impact on the company (see Note 2 of Notes to Consolidated Financial Statements).

CAUTIONARY STATEMENT

         This Management's Discussion and Analysis, as well as other sections of this annual report, contains statements relating to future results of the company (including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "estimate," "should," "are likely to be" and similar expressions. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including, but not limited to, global economic and market conditions; the demand for commercial, specialty and light vehicles for which the company supplies products; risks inherent in operating abroad; OEM program delays; demand for and market acceptance of new and existing products; successful development of new products; reliance on major OEM customers; labor relations of the company, its customers and suppliers; successful integration of acquired or merged businesses; the failure to achieve the expected annual savings and synergies from past and future business combinations; competitive product and pricing pressures; the amount of the company's debt, as well as other risks and uncertainties, such as those described under Overview and Outlook, Environmental Matters, International Operations, and Quantitative and Qualitative Disclosures About Market Risk and those detailed herein and from time to time in the filings of the company with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.


                                                                         Page 21

Independent Auditors' Report

To the Board of Directors and Shareowners of ArvinMeritor, Inc.:


We have audited the accompanying consolidated balance sheets of ArvinMeritor, Inc. and subsidiaries (formerly Meritor Automotive, Inc. and subsidiaries - see
Note 1) as of September 30, 2000 and 1999, and the related consolidated statements of income, shareowners' equity and cash flows for each of the three years in the period ended September 30, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ArvinMeritor, Inc. and subsidiaries at September 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2000 in conformity with accounting principles generally accepted in the United States of America.



DELOITTE & TOUCHE LLP
Detroit, Michigan
November 7, 2000

ARVINMERITOR, INC.

STATEMENT OF CONSOLIDATED INCOME
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                    Year Ended September 30,
                                                                        -----------------------------------------------

                                                                            2000            1999             1998
                                                                          --------        --------         --------
        Sales                                                              $ 5,153         $ 4,450        $ 3,836

        Cost of sales                                                        4,410           3,798          3,287
                                                                           -------         --------       -------

        GROSS MARGIN                                                           743             652            549

        Selling, general and administrative                                   (348)           (280)          (248)

        Amortization expense                                                   (19)            (11)            (3)

        Restructuring costs                                                    (26)            (28)             -

        Merger expenses                                                        (10)              -              -

        Gain on sale of business and other                                      89              24              -
                                                                           -------         -------        -------

        OPERATING INCOME                                                       429             357            298

        Other income                                                             -               2              -

        Equity in earnings of affiliates                                        29              35             28

        Interest rate settlement cost                                            -               -            (31)

        Interest expense,net                                                   (89)            (61)           (39)
                                                                           -------         -------        -------


        INCOME BEFORE INCOME TAXES                                             369             333            256

        Provision for income taxes                                            (141)           (129)          (102)

        Minority interests                                                     (10)            (10)            (7)
                                                                           -------         -------        -------

        NET INCOME                                                          $  218         $   194        $   147
                                                                            ======         =======        =======

        Basic and Diluted Earnings per Share                                $ 4.12         $  3.75        $  2.84
                                                                            ======         =======        =======

        Average Common Shares Outstanding - Basic and Diluted                 52.9            51.8           51.8
                                                                           =======         =======        =======


See Notes to Consolidated Financial Statements



ArvinMeritor, Inc.
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET
(IN MILLIONS)
--------------------------------------------------------------------------------


                                                                                             September 30,
                                                                                        -------------------------------
ASSETS                                                                                    2000                    1999
------                                                                                    ----                    ----

                                     1

CURRENT ASSETS

Cash and cash equivalents                                                                 $   116                $   68
Receivables (less allowance for doubtful
  accounts: 2000 $22; 1999, $10)                                                            1,278                   742
Inventories                                                                                   583                   392
Other current assets                                                                          212                   130
                                                                                          -------               -------

Total current assets                                                                        2,189                 1,332
                                                                                          -------               -------

NET PROPERTY                                                                                1,348                   766
NET GOODWILL (less accumulated amortization:
  2000, $48; 1999, $35)                                                                       756                   454
OTHER ASSETS                                                                                  427                   244
                                                                                          -------               -------
TOTAL ASSETS                                                                              $ 4,720               $ 2,796
                                                                                          =======               =======

LIABILITIES AND SHAREOWNERS' EQUITY
CURRENT LIABILITIES

Short-term debt                                                                           $   183               $    44
Accounts payable                                                                            1,058                   712
Accrued compensation and benefits                                                             203                   144
Accrued income taxes                                                                           27                    28
Other current liabilities                                                                     254                   196
                                                                                          -------               -------

Total current liabilities                                                                   1,725                 1,124
                                                                                          -------               -------

LONG-TERM DEBT                                                                              1,537                   802
ACCRUED RETIREMENT BENEFITS                                                                   382                   371
OTHER LIABILITIES                                                                             113                   116

MINORITY INTERESTS                                                                             96                    35

COMPANY-OBLIGATED MANDATORILY REDEEMABLE
   PREFERRED CAPITAL SECURITIES                                                                74                     -

SHAREOWNERS' EQUITY

Common stock (2000, 71.0 shares issued and 67.9 outstanding; 1999, 69.1 shares
  issued and 68.8 outstanding)                                                                 71                    69
Additional paid-in capital                                                                    546                   158
Retained earnings                                                                             466                   283
Treasury stock (2000, 3.1 shares; 1999, 0.3 shares)                                           (53)                   (6)
Accumulated other comprehensive loss                                                         (237)                 (156)
                                                                                          -------               -------

Total shareowners' equity                                                                     793                   348
                                                                                          -------               -------

TOTAL LIABILITIES AND SHAREOWNERS' EQUITY                                                 $ 4,720               $ 2,796
                                                                                          =======               =======

See Notes to Consolidated Financial Statements.
--------------------------------------------------------------------------------

ARVINMERITOR, INC.
STATEMENT OF CONSOLIDATED CASH FLOWS
(IN MILLIONS)
-------------------------------------------------------------------------------

                                                                                      Year Ended September 30,
                                                                                 --------------------------------------
                                                                                  2000           1999             1998
                                                                                 ------         ------           ------
OPERATING ACTIVITIES
Net income                                                                       $ 218          $ 194             $ 147
Adjustments to net income to arrive at cash
   provided by operating activities:
     Depreciation                                                                  143            120                99
     Amortization                                                                   19             11                 3
     Gain on sale of business and other                                            (89)           (24)                -
     Restructuring, net of expenditures                                             19             23                 -
     Deferred income taxes                                                          32             17               (10)
     Pension and retiree medical expense                                            58             52                50
     Pension and retiree medical contributions                                     (89)           (71)              (64)
     Changes in assets and liabilities, excluding effects of acquisitions, divestitures and foreign currency adjustments:
         Receivables                                                                15            (95)              (88)
         Inventories                                                               (10)             -               (34)
         Accounts payable                                                          (28)            45               129
         Change in other working capital                                           (66)           (18)               64
         Other assets and liabilities                                                6              8               (16)
                                                                                 -----          -----            ------
              CASH PROVIDED BY OPERATING ACTIVITIES                                228            262               280
                                                                                 -----          -----             -----
INVESTING ACTIVITIES
Capital expenditures                                                              (225)          (170)             (139)
Acquisitions of businesses and investments, net of cash acquired                   (74)          (573)               (8)
Payment of certain merger related assumed liabilities                              (49)             -                 -
Proceeds from disposition of assets, property and businesses                       148             51                17
                                                                                 -----         ------             -----

              CASH USED FOR INVESTING ACTIVITIES                                  (200)          (692)             (130)
                                                                                 -----          -----             -----
FINANCING ACTIVITIES
Net increase (decrease) in revolving and other debt                                245              9              (129)
Proceeds from issuance of notes                                                      -            498                 -
                                                                                 -----           ----              ----
         Net increase (decrease) in debt                                           245            507              (129)
Cash dividends                                                                     (35)           (29)              (29)
Purchases of treasury stock                                                       (172)            (6)                -
Payment of interest rate settlement cost                                             -            (31)                -
Distribution tax obligation, net                                                     -              -               (58)
                                                                                 -----          -----             -----
              CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES                      38            441              (216)
                                                                                 -----          -----             -----
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                            (18)            (8)               (2)
INCREASE (DECREASE) IN CASH                                                         48              3               (68)
CASH AT BEGINNING OF YEAR                                                           68             65               133
                                                                                 -----           ----             -----
CASH AT END OF YEAR                                                             $  116          $  68             $  65
                                                                                ======          =====             =====

See Notes to Consolidated Financial Statements.
-------------------------------------------------------------------------------

ARVINMERITOR, INC.
STATEMENT OF CONSOLIDATED SHAREOWNERS' EQUITY
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
--------------------------------------------------------------------------------

                                                                                       Year Ended September 30,
                                                                              --------------------------------------
                                                                                    2000       1999        1998
                                                                                   ------     ------      ------
COMMON STOCK
Beginning balance                                                                  $   69     $   69      $   69
ArvinMeritor merger:
   Shares issued to Arvin shareowners                                                  24          -           -
   Conversion of outstanding Meritor shares                                           (15)         -           -
   Cancellation of Meritor treasury stock                                              (7)         -           -
                                                                                   ------     ------      ------
Ending balance                                                                         71         69          69
                                                                                   ------     ------      ------

ADDITIONAL PAID-IN CAPITAL
Beginning balance                                                                     158        156         154
ArvinMeritor merger:
   Shares issued to Arvin shareowners and Arvin
     stock options converted                                                          492          -           -
   Conversion of outstanding Meritor shares                                            15          -           -
   Cancellation of Meritor treasury stock                                            (119)         -           -

 Other                                                                                  -          2           2
                                                                                   ------     ------      ------
Ending balance                                                                        546        158         156
                                                                                   ------     ------      ------

RETAINED EARNINGS
Beginning balance                                                                     283        118           -
Net income                                                                            218        194         147
Cash dividends (per share: 2000, $0.64;
   1999 and 1998, $0.56)                                                              (35)       (29)        (29)
                                                                                    ------    ------      ------
Ending balance                                                                        466        283         118
                                                                                    ------    ------      ------

TREASURY STOCK
Beginning balance                                                                      (6)         -          -
Cancellation of treasury stock
   in connection with merger                                                          125          -          -
Purchase of treasury stock                                                           (172)        (6)         -
                                                                                    ------    ------      ------
Ending balance                                                                        (53)        (6)         -
                                                                                    ------    ------      ------

ACCUMULATED OTHER COMPREHENSIVE LOSS
Beginning balance                                                                    (156)       (77)        (72)
Foreign currency translation adjustments                                              (81)       (79)         (5)
                                                                                    ------    ------      ------
Ending balance                                                                       (237)      (156)        (77)
                                                                                    ------    ------      ------

TOTAL SHAREOWNERS' EQUITY                                                          $  793     $  348      $  266
                                                                                   ======     ======      ======

COMPREHENSIVE INCOME
Net income                                                                         $  218     $  194      $  147
Foreign currency translation adjustments                                              (81)       (79)         (5)
                                                                                    ------    ------      ------

TOTAL COMPREHENSIVE INCOME                                                         $  137     $  115      $  142
                                                                                    ======    ======      ======

See Notes to Consolidated Financial Statements.
--------------------------------------------------------------------------------

ARVINMERITOR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


1.   BASIS OF PRESENTATION

     ArvinMeritor, Inc. (the company or ArvinMeritor) is a leading global supplier of a broad range of integrated systems, modules and components serving light vehicle, commercial truck, trailer and specialty original equipment manufacturers and certain aftermarkets. The company also provides coil coating applications to the transportation, appliance, construction and furniture industries.

     On July 7, 2000, Meritor Automotive, Inc. (Meritor) and Arvin Industries, Inc. (Arvin) merged into ArvinMeritor. The merger was accounted for utilizing the purchase method of accounting. The financial information for the periods prior to July 7, 2000, reflect the results of Meritor and its consolidated subsidiaries prior to the merger. The information for the period after July 7, 2000, represents the results of ArvinMeritor and its consolidated subsidiaries.

     All prior periods' share and per share data have been restated to conform with the exchange of Meritor shares to ArvinMeritor shares on a one to 0.75 basis in connection with the merger with Arvin (see Note 3).

     Certain prior year amounts have been reclassified to conform with current year presentation.

 2.  ACCOUNTING POLICIES

     Use of Estimates

     The financial statements of ArvinMeritor have been prepared in accordance with accounting principles generally accepted in the U.S. that require management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

     Consolidations and Joint Ventures

     The consolidated financial statements include the accounts of the company and those majority-owned subsidiaries in which the company has control. All significant intercompany accounts and transactions are eliminated in consolidation. The accounts and results of operations of controlled subsidiaries where ownership is greater than 50 percent, but less than 100 percent, are included in the consolidated results and are offset by a related minority interest expense and liability recorded for the minority interest ownership. Investments in affiliates that are not majority-owned and controlled are reported using the equity method of accounting for investments.

     Foreign Currency

     Local currencies are considered the functional currencies outside the U.S., except for subsidiaries located in countries with highly inflationary economies. For operations reporting in local currencies, assets and liabilities are translated at year-end exchange rates with cumulative currency translation adjustments included as a component of Accumulated Other Comprehensive Loss. Income and expense items are translated at average rates of exchange during the year.

     Cash Equivalents

     The company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

     Inventories

     Inventories are stated at the lower of cost (using LIFO, FIFO or average methods) or market (determined on the basis of estimated realizable values).

     Tooling

     Costs incurred by the company for certain engineering and tooling projects, principally for light vehicle products, for which customer reimbursement is contractually guaranteed are classified as Other Current Assets in the accompanying Consolidated Balance Sheet. Provisions for losses are provided at the time management anticipates costs to exceed anticipated customer reimbursement. Company-owned tooling is classified as property and depreciated over its expected life or the life of the related vehicle platform, whichever is shorter.

     Property and Depreciation

     Property is stated at cost. Depreciation of property is based on estimated useful lives, generally using the straight-line method. Significant renewals and betterments are capitalized, and replaced units are written off. Maintenance and repairs, as well as renewals of minor amounts, are charged to expense.

     Intangible Assets

     Goodwill represents the excess of the cost of purchased businesses over the fair value of their net assets at the date of acquisition and is amortized using the straight-line method for periods not to exceed 40 years. All intangibles, including patents, trademarks and licenses, are reviewed periodically to determine whether the carrying amount of the asset is impaired. Adjustments to the carrying value are made if the review indicates this amount will not be recoverable.

     Capitalized Software

     Costs relating to internally developed or purchased software are capitalized and amortized utilizing the straight-line basis over periods not to exceed seven years. These amounts are included in Other Assets in the accompanying Consolidated Balance Sheet.

     Impairment of Long-Lived Assets

     Management periodically reviews the realizability of long-lived assets, based on an evaluation of remaining useful lives, cash flows and profitability projections.

     Revenue Recognition

     Revenues are recognized upon shipment of products to customers.

     Earnings per Share

     Basic earnings per share are based upon the weighted average number of shares outstanding during each year. Diluted earnings per share assumes the exercise of common stock options when dilutive.

     Environmental Matters

     The company records accruals for environmental issues in the accounting period in which its responsibility is established and the cost can be reasonably estimated. At environmental sites in which more than one potentially responsible party has been identified, the company records a liability for its allocable share of costs related to its involvement with the site, as well as an allocable share of costs related to insolvent parties or unidentified shares. At environmental sites in which ArvinMeritor is the only responsible party, the company records a liability for the total estimated costs of remediation before consideration of recovery from insurers or other third parties. If recovery from a third party is determined to be probable, the company records a receivable for the estimated recovery.

     Stock-Based Compensation

     The company accounts for its stock-based compensation using the intrinsic value approach under Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation" (see Note
     16).

     New Accounting Standards

     In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities," as amended, effective for all fiscal quarters of fiscal years beginning after June 15, 2000. SFAS 133 requires that all derivatives be recognized as either assets or liabilities in the statement of financial position and be measured at fair value. The primary type of derivative financial instruments the company uses is forward foreign exchange contracts to minimize the foreign currency exposure of various reporting locations related to certain commitments denominated in currencies other than the location's functional currency. The company adopted this standard, as amended, effective October 1, 2000. The adoption of this standard did not have a material impact on the financial position or results of operations of the company.

3.   ARVINMERITOR MERGER

     On July 7, 2000, Meritor and Arvin merged to form ArvinMeritor. Under the terms of the merger agreement, each share of Meritor common stock was converted into the right to receive 0.75 shares of common stock of ArvinMeritor, and each share of Arvin common stock was converted into the right to receive one share of common stock of ArvinMeritor plus $2.00 in cash. In total, approximately 62.3 million shares of Meritor, 24.3 million shares of Arvin and $48.5 million in cash were exchanged for approximately
     70.1 million shares of ArvinMeritor.

     The merger was accounted for by the purchase method of accounting. Accordingly, the results of operations of Arvin are included with those of the company for the period subsequent to the date of the merger. The total estimated merger consideration of $576 million was allocated first to assets and liabilities based on their fair values as of the merger date, with the residual allocated to goodwill, which is being amortized on a straight-line basis over 40 years. Since the company assumed the stock options outstanding of Arvin, the fair value of these options was included in determining the fair value. The purchase price allocation is preliminary and may be revised up to one year from the date of acquisition due to appraisals of fixed assets, other fair value adjustments and the finalization of any potential plans of restructuring.

     A summary of the estimated fair market value of assets and liabilities acquired is as follows:

     Current assets                                                                                             $ 946
     Property plant and equipment                                                                                 610
     Goodwill                                                                                                     329
     Other assets                                                                                                 246
                                                                                                                -----
     Total assets                                                                                               2,131
     Current liabilities                                                                                         (988)
     Long-term liabilities                                                                                       (169)
     Long-term debt and capital securities                                                                       (398)
                                                                                                                -----
     Fair market value                                                                                        $   576
                                                                                                               ======


     The following unaudited pro forma consolidated results of operations assume that the ArvinMeritor merger occurred as of the beginning of each period and excludes merger expenses (in millions, except per share amounts):


                                                                                           2000              1999
                                                                                        --------           --------

     Net sales                                                                          $ 7,722            $ 7,491
                                                                                        =======            =======

     Net income                                                                             287                280
                                                                                        =======            =======

     Basic earnings per share                                                              4.02               3.68
                                                                                        =======           ========
     Diluted earnings per share                                                            4.02               3.67
                                                                                        =======           ========

     Pro forma net income and basic and diluted earnings per share amounts for the fiscal year ended September 30, 2000, exclude a non-recurring charge of $70 million ($58 million after-tax or $0.81 per share) for merger-related expenses. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable. The pro forma data is not necessarily indicative of the results of operations of ArvinMeritor that would have been achieved if the merger had in fact occurred on such dates, or the results of operations of ArvinMeritor for any future period. The pro forma data does not give effect to any potential restructuring costs or to any potential cost savings or other synergies that could result from the merger.

4.   ACQUISITION OF BUSINESSES

     During fiscal 1999, the company completed three acquisitions. On December 28, 1998, the company acquired the assets of Euclid Industries and assumed substantially all of Euclid's liabilities. The company completed its acquisition of the heavy truck axle manufacturing operations of Volvo Truck Corporation on December 31, 1998. The purchase price for the Volvo heavy truck axle business was approximately $135 million in cash, of which $34 million is deferred at September 30, 2000. On January 29, 1999, the company acquired the Heavy Vehicle Braking Systems (HVBS) business of LucasVarity plc for approximately $400 million in cash. These acquisitions were accounted for by the purchase method of accounting, and accordingly, the results of operations of the acquired businesses are included with those of the company for the periods subsequent to the dates of acquisition. The assets and liabilities have been recorded at fair value as of the acquisition dates. The excess of the purchase price of these acquisitions over the fair market value of assets acquired of $424 million is included in Net Goodwill in the accompanying Consolidated Balance Sheet and is being amortized on a straight-line basis over 40 years. These acquisitions would have added pro forma sales of $173 million with no impact on net income on a pro forma basis in 1999, assuming the acquisitions occurred at the beginning of 1999.

5.   SALE OF BUSINESSES

     In the first quarter of 2000, the company completed the sale of its LVS seat adjusting systems business for approximately $135 million cash, resulting in a one-time gain of $83 million ($51 million after-tax, or $0.96 per basic and diluted share). The seat adjusting systems business had fiscal 1999 sales of approximately $130 million.

     In the fourth quarter of 1999, a one-time gain of $24 million ($18 million after-tax, or $0.34 per share) was recorded to reflect the formation of a transmission and clutch joint venture with ZF Friedrichshafen AG (ZF). Under the terms of the joint venture agreement, the company transferred the assets of its transmission and clutch businesses into the joint venture, while ZF contributed technology and made a $51-million cash payment to the company. ArvinMeritor and ZF each own 50 percent of the joint venture.

6.     RESTRUCTURING COSTS

       The company recorded a restructuring charge of $26 million ($16 million after-tax, or $0.30 per basic and diluted share) in the third quarter of fiscal 2000. The charge included severance and other employee costs of approximately $19 million, related to a net reduction of approximately 500 employees, with the balance primarily associated with facility-related costs from the rationalization of operations. As of September 30, 2000, approximately $6 million had been paid in termination benefits, with a net reduction of approximately 160 employees. As of September 30, 2000, approximately $14 million of the reserve remains in Other Current Liabilities in the accompanying Consolidated Balance Sheet. The company expects the remaining restructuring actions will be substantially completed by the end of the third quarter of fiscal 2001.

       The company recorded a restructuring charge of $28 million ($17 million after-tax, or $0.33 per basic and diluted share) in fiscal 1999. The original charge included severance and other employee costs of approximately $16 million, related to a net reduction of approximately 350 employees, with the balance primarily associated with facility-related costs from the rationalization of operations. All restructuring actions had been completed as of June 30, 2000, and have resulted in lower-than-expected severance and other employee costs of approximately $2 million and higher facility-related costs of approximately $2 million. As of September 30, 2000, approximately $12 million has been paid in termination benefits for a net reduction of approximately 500 employees, with approximately $2 million remaining in Other Current Liabilities for final termination benefits. The net reduction of employees primarily related to LVS businesses.

       These charges are included in the caption Restructuring Costs in the accompanying Statement of Consolidated Income.

7.     INVENTORIES

       Inventories are summarized as follows (in millions):

                                                                                              September 30,
                                                                                           -----------------
                                                                                            2000       1999
                                                                                           ------     ------
       Finished goods                                                                        $ 298      $ 181
       Work in process                                                                         142        117
       Raw materials, parts and supplies                                                       195        145
                                                                                             -----      -----
       Total                                                                                   635        443
       Less allowance to adjust the carrying value of certain
         inventories (2000, $125; 1999, $135) to a LIFO basis                                   52         51
                                                                                             -----      -----
       Inventories                                                                           $ 583      $ 392
                                                                                             =====      =====

8.     OTHER CURRENT ASSETS

       Other Current Assets are summarized as follows (in millions):

                                                                                                September 30,
                                                                                            -------------------
                                                                                             2000          1999
                                                                                            ------        -----

       Current deferred income taxes (see Note 19)                                            $ 122         $  83
       Customer tooling                                                                          37            30
       Prepaid and other                                                                         53            17
                                                                                              -----         -----

       Other Current Assets                                                                   $ 212         $ 130
                                                                                              =====         =====

9.     NET PROPERTY

       Net Property is summarized as follows (in millions):

                                                                                                September 30,
                                                                                           ---------------------
                                                                                              2000          1999
                                                                                            ------        -----
     Property at cost:
       Land and land improvements                                                          $    66        $   33
       Buildings                                                                               400           308
       Machinery and equipment                                                               1,572         1,217
       Company-owned tooling                                                                   190           194
       Construction in progress                                                                221           113
                                                                                           -------        ------
     Total                                                                                   2,449         1,865
     Less accumulated depreciation                                                           1,101         1,099
                                                                                           -------        ------

     Net Property                                                                          $ 1,348        $  766
                                                                                           =======        ======

10.    OTHER ASSETS

       Other Assets are summarized as follows (in millions):

                                                                                                  September 30,
                                                                                             ----------------------
                                                                                                2000         1999
                                                                                              ------        -----

       Long-term deferred income taxes (see Note 19)                                          $    9        $   71
       Investments in affiliates                                                                 200            50
       Prepaid pension costs (see Note 18)                                                        78            66
       Net capitalized computer software costs                                                    41            34
       Patents, trademarks and licenses                                                           38             8
       Other                                                                                      61            15
                                                                                              ------        ------
       Other Assets                                                                           $  427        $  244
                                                                                              ======        ======

11.    OTHER CURRENT LIABILITIES

       Other Current Liabilities are summarized as follows (in millions):

                                                                                                September 30,
                                                                                           ---------------------
                                                                                              2000          1999
                                                                                            ------        ------
       Accrued product warranties                                                             $   95         $  95
       Accrued taxes other than income taxes                                                      36            27
       Accrued restructuring                                                                      16            11
       Environmental reserves                                                                     11            10
       Other                                                                                      96            53
                                                                                              ------        ------

       Other Current Liabilities                                                              $  254        $  196
                                                                                              ======        ======

12.    OTHER LIABILITIES

       Other Liabilities are summarized as follows (in millions):


                                                                                                September 30,
                                                                                            --------------------
                                                                                              2000         1999
                                                                                             ------      -------

       Environmental reserves                                                                  $   27      $    14
       Deferred payments                                                                           34           44
       Other                                                                                       52           58
                                                                                               ------      -------

       Other Liabilities                                                                       $  113      $   116
                                                                                               ======      =======

13.    LONG-TERM DEBT

       Long-Term Debt, net of discount where applicable, is summarized as follows (in millions):

                                                                                                September 30,
                                                                                             --------------------
                                                                                               2000        1999
                                                                                             -------      ------

       6 7/8 percent notes due 2001                                                            $    75      $    -
       7.94 percent notes due 2005                                                                  50           -
       6  3/4 percent notes due 2008                                                               100           -
       7 1/8 percent notes due 2009                                                                150           -
       6.8 percent notes due 2009                                                                  498         498
       Commercial paper                                                                            560           -
       Bank revolving credit facilities                                                            194         239
       Lines of credit and other                                                                    93         109
                                                                                               -------      ------
         Subtotal                                                                                1,720         846
       Less: current maturities                                                                   (183)        (44)
                                                                                               -------      ------

       Long-Term Debt                                                                          $ 1,537      $  802
                                                                                               =======      ======

       During July 2000, the company entered into two unsecured credit facilities: a 364-day, $750-million credit facility which matures on June 27, 2001, with the option to convert borrowings thereunder to a two-year term loan, and a five-year, $750-million revolving credit facility, which matures on June 27, 2005. The new credit facilities became effective on the date of the merger, canceling existing credit agreements of Arvin and Meritor, and will be used for general corporate purposes of the company. Borrowings are subject to interest based on quoted market rates plus a margin, in addition to a facility fee, both of which are based on the company's credit rating. At September 30, 2000, the margin over the LIBOR rate was 57.5 basis points, which includes the facility fee of 12.5 basis points. At September 30, 2000, the company was in compliance with all covenants and there have been no events of default.

       During September 2000, the company instituted a commercial paper program with authorized borrowings of up to $1 billion. At September 30, 2000, borrowings under the commercial paper program totaled approximately $560 million, at an average interest rate of 6.8 percent. Commercial paper borrowings are backed by the revolving credit facility, of which $500 million is classified as long-term debt and $60 million is classified as short-term debt.

       The company has $85 million of unsecured lines of credit with interest rates determined at the time of borrowing. At September 30, 2000, there were no outstanding borrowings under these facilities. These lines of credit expire in September 2001.

       Included in the Balance Sheet are $74 million of 9.5-percent company-obligated mandatorily redeemable preferred capital securities ("capital securities"), issued by a wholly owned subsidiary trust of ArvinMeritor, due February 1, 2027, and callable in February 2007. The company fully and unconditionally guarantees the subsidiary trust's obligation under the capital securities.

       Future minimum lease payments on operating leases are $28 million in 2001, $27 million in 2002, $19 million in 2003, $15 million in 2004, $14 million in 2005 and $58 million thereafter.

14.    FINANCIAL INSTRUMENTS

       ArvinMeritor's financial instruments include cash, short- and long-term debt and foreign currency forward exchange contracts. As of September 30, 2000 and 1999, the carrying values of the company's financial instruments approximated their fair values, based on prevailing market prices and rates. It is the policy of the company not to enter into derivative financial instruments for speculative purposes. The company does enter into foreign currency forward exchange contracts to minimize the risk of unanticipated gains and losses from currency rate fluctuations on foreign currency commitments entered into in the ordinary course of business. These foreign currency forward exchange contracts relate to purchase and sales transactions and are generally for terms of less than one year. The foreign currency forward exchange contracts are executed with creditworthy banks and are denominated in currencies of major industrial countries. The notional amount of outstanding foreign currency forward exchange contracts aggregated $222 million and $266 million at September 30, 2000 and 1999, respectively. ArvinMeritor does not anticipate any material adverse effect on its results of operations or financial position relating to these foreign currency forward exchange contracts.

       In anticipation of offering debt securities in October 1998, the company entered into interest rate agreements in April 1998 to secure interest rates. The planned issuance of the debt securities did not occur in fiscal 1998, and the company settled certain interest rate agreements associated with the then-planned offering of debt securities, resulting in a payment in the first quarter of fiscal 1999 of $31 million. The accounting treatment of the settlement payment was a one-time charge of $31 million ($19 million after-tax, or $0.36 per basic and diluted share).

15.    CAPITAL STOCK

       The company is authorized to issue 500 million shares of Common Stock, with a par value of $1 per share, and 30 million shares of Preferred Stock, without par value, of which two million shares are designated as Series A Junior Participating Preferred Stock (Junior Preferred Stock). Under the Company Rights Plan, a Preferred Share Purchase Right (Right) is attached to each share of Common Stock pursuant to which the holder may, in certain takeover-related circumstances, become entitled to purchase from the company 1/100th of a share of Junior Preferred Stock at a price of $100, subject to adjustment. Also, in certain takeover-related circumstances, each Right (other than those held by an acquiring person) will be exercisable for shares of Common Stock or stock of the acquiring person having a market value of twice the exercise price. In certain events, each Right may be exchanged by the company for one share of Common Stock or 1/100th of a share of Junior Preferred Stock. The Rights will expire on July 7, 2010, unless earlier exchanged or redeemed at a redemption price of $0.01 per Right. Until a Right is exercised, the holder, as such, will have no voting, dividend or other rights as a shareowner of the company.

       The company has reserved approximately 9.5 million shares of Common Stock in connection with its 1997 Long-Term Incentives Plan (the 1997 LTIP), Directors Stock Plan and Incentive Compensation Plan for grants of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock and stock awards to key employees and the company's directors. At September 30, 2000, there were six million shares available for future grants under these plans.

       In July 2000, the company's board of directors authorized a program to repurchase up to $100 million of its common stock. Under the program, the company will purchase shares periodically in the open market or through privately negotiated transactions as market conditions warrant and in accordance with Securities and Exchange Commission rules. As of September 30, 2000, 3.1 million shares of ArvinMeritor common stock had been purchased under this program at an aggregate cost of approximately $53 million, or an average of $16.98 per share.

       In September 1999, Meritor's board of directors authorized the purchase of up to $125 million of Meritor's common stock and in February 2000, the board of directors authorized an additional $75 million for such purpose. Meritor purchased 5,120,400 shares at an aggregate cost of approximately $125 million, or an average of $24.51 per share, under these programs before they were suspended in February 2000 in anticipation of entering into a definitive agreement to merge with Arvin. The treasury stock was cancelled in connection with the merger.

16.    STOCK OPTIONS

       Stock options granted under the plans described in Note 15 expire ten years from the date of grant and generally have a vesting period of three years. The stock options granted are exercisable at prices equal to the fair market value of Common Stock on the dates the options are granted; accordingly, no compensation expense has been recognized for the stock option plans. All Meritor option quantities and exercise prices have been adjusted for the one Meritor share for 0.75 ArvinMeritor shares exchange ratio as part of the merger (see Note 3).

       Upon completion of the merger, each outstanding option to purchase one share of Arvin common stock was converted into an option to purchase one share of ArvinMeritor common stock, plus $1.00 per share reduction of the exercise price. The converted options generally expire ten years from the date of the original grant and vested immediately upon the merger being consummated. The Arvin stock options originally granted were exercisable at prices not less than the fair market value of Arvin's common stock on the dates the options were granted. Accordingly, no compensation expense has been recognized for the stock option plans. The Arvin stock options were valued using the Black-Scholes options model and the fair value of the options was included in the purchase price of Arvin, as described in
       Note 3. All of the converted options are exercisable at prices greater than the fair market value of ArvinMeritor common stock on the date of the conversion.

       Information relative to stock options is as follows (shares in thousands):

                                                                                                              Weighted
                                                                                                               Average
                                                                                                              Exercise
                                                                                            Shares             Price
                                                                                            ------            -------
       Options outstanding on October 1, 1997                                                  276            $ 31.71
       Granted                                                                               2,282              29.87
       Exercised                                                                                (3)             30.21
       Cancelled                                                                              (220)             29.91
                                                                                            ------            -------
       Options outstanding at September 30, 1998                                             2,335              30.08
       Granted                                                                                 629              27.37
       Exercised                                                                               (22)             29.83
       Cancelled                                                                              (218)             29.62
                                                                                            ------            -------
       Options outstanding at September 30, 1999                                             2,724              29.49
       Granted                                                                                 729              22.09
       Conversion of Arvin options at July 7, 2000                                           3,118              28.10
       Exercised                                                                                 -
       Cancelled                                                                              (176)             29.96
                                                                                            -------           -------
       Options outstanding at September 30, 2000                                             6,395            $ 28.04
                                                                                            =======           =======


       Exercisable at September 30, 1998:                                                       85             $31.73
       Exercisable at September 30, 1999:                                                      621              30.42
       Exercisable at September 30, 2000:                                                    4,878              28.77


       Options outstanding at September 30, 2000, are summarized as follows (shares in thousands):

                                                                                 Price range
                                                                    -------------------------------------
                                                                    $17.01-    $23.01-   $29.01-    $35.01
                                                                    $23.00     $29.00    $35.00     $41.00
                                                                    -------------------------------------
       Options outstanding                                              1,914       983     2,459      1,039
       Weighted average remaining life (years)                            8.3       5.8       6.9        7.9
       Weighted average exercise price                                 $20.45    $26.88    $30.17     $38.06

       Options exercisable                                              1,200       626     2,013      1,039
       Weighted average price
       of options exercisable                                          $19.52    $26.49    $30.20     $38.06


       If the company accounted for its stock-based compensation plans using the fair value method provided by SFAS 123, the company's 2000, 1999 and 1998 net income and earnings per share would have been reduced to pro forma net income of $212 million, $188 million and $142 million, respectively, and pro forma earnings per share of $4.01, $3.63 and $2.74, respectively. The weighted average fair value of options granted was $8.16, $7.79 and $9.34 per share in 2000, 1999 and 1998, respectively. The fair value of each option was estimated on the date of grant using the Black-Scholes pricing model utilizing the following assumptions:


                                                                             2000            1999            1998
                                                                          ------------    -----------     -----------
       Volatility                                                          35.0%           31.0%           31.0%
       Life                                                               5 years         5 years         5 years

       Dividend yield rate                                                  5.0%            2.0%            2.0%
       Risk free interest rate                                              6.1%            4.8%            5.8%

17.    RETIREMENT MEDICAL PLANS


       ArvinMeritor has retirement medical plans that cover the majority of its U.S. and certain non-U.S. employees and provide for medical payments to eligible employees and dependents upon retirement.

       The components of retirement medical expense are as follows
       (in millions):



                                                                           2000            1999            1998
                                                                          ------          -----           -----

       Service cost                                                       $    2          $   3           $   2
       Interest cost                                                          33             29              28
       Amortization of unrecognized amounts                                   (1)             1              (1)
                                                                           -----          -----           -----

       Retirement medical expense                                         $   34          $  33           $  29
                                                                          ======          =====           =====

       The accumulated benefit obligation is summarized as follows (in millions):

       Accumulated benefit obligation:

                                                                                                   2000           1999
                                                                                                  ------         ------

       Retirees                                                                                   $   397        $  384
       Employees eligible to retire                                                                    22            19
       Employees not eligible to retire                                                                46            34
                                                                                                   ------        ------

       Total accumulated benefit obligation                                                       $   465        $  437
                                                                                                  =======        ======

       The following reconciles the change in retiree medical accumulated benefit obligation and the amounts included in the balance sheet (in millions):

       Change in accumulated benefit obligation:

                                                                                                    2000        1999
                                                                                                   ------        ------
       Accumulated benefit obligation at beginning of year                                        $   437        $  454
       Service cost                                                                                     2             3
       Interest cost                                                                                   33            29
       Plan amendments                                                                                 (1)            -
       Acquisitions                                                                                    47             2
       Divestitures                                                                                    (2)            -
       Actuarial gains                                                                                 (2)          (10)
       Benefits paid ($36 million in fiscal 1998)                                                     (49)          (41)
                                                                                                   ------        ------
       Accumulated benefit obligation at end of year                                                  465           437
       Items not recognized in the balance sheet:
          Plan amendments                                                                             10            15
          Actuarial losses                                                                          (150)         (157)
                                                                                                   -------       ------

       Recorded liability at September 30                                                          $  325        $  295
                                                                                                   ------        ------


       The weighted average discount rates (using a June 30 measurement date) were 8.0 percent in fiscal 2000 and 7.5 percent in fiscal 1999. For measurement purposes, a 6.9-percent and 8.3-percent annual increase in the pre- and post-65 per capita cost of covered health care benefits was assumed for 2000. The rate was assumed to decrease gradually to 5.0 percent for 2011 and remain at that level thereafter.

       Increasing the health care cost trend rates by one percentage point would increase the accumulated obligation at September 30, 2000, by approximately $40 million and would increase total expense by approximately $4 million. Decreasing the health care cost trend rates by one percentage point would decrease the accumulated obligation at September 30, 2000, by approximately $36 million and would decrease total expense by approximately $3 million.

18.    RETIREMENT PENSION PLANS

       ArvinMeritor sponsors defined benefit pension plans that cover most of its U.S. employees and certain non-U.S. employees. Pension benefits for salaried employees are based on years of credited service and compensation. Pension benefits for hourly employees are based on years of service and specified benefit amounts. The company's funding policy provides that annual contributions to the pension trusts will be at least equal to the minimum amounts required by ERISA in the U.S. and the actuarial recommendations or statutory requirements in other countries.

     Certain of the company's non-U.S. subsidiaries provide limited non-pension benefits to retirees in addition to government-sponsored programs. The cost of these programs is not significant to the company. Most retirees outside the U.S. are covered by government-sponsored and administered programs.

     Net pension expense consisted of the following (in millions):


                                                                          2000          1999            1998
                                                                         ------        ------           -----

     Service cost                                                        $  22          $  21           $  15
     Interest cost                                                          37             22              18
     Assumed return on plan assets                                         (40)           (25)            (15)
     Amortization of unrecognized amounts                                    5              1               3
                                                                         -----          -----           -----

     Net pension expense                                                 $  24          $  19           $  21
                                                                         =====          =====           =====


     The following reconciles the change in pension projected benefit obligation, the change in plan assets and the amounts included in the balance sheet (in millions):


     Change in projected benefit obligation:

                                                                                                  2000           1999
                                                                                                 ------         ------
     Projected benefit obligation at beginning of year                                           $  445         $ 318
     Service cost                                                                                    22            21
     Interest cost                                                                                   37            22
     Participant contributions                                                                        1             2
     Plan amendments                                                                                 (1)            3
     Acquisitions                                                                                   423            81
     Divestitures                                                                                    (4)            -
     Actuarial (gains)losses                                                                        (21)           19
     Special termination benefits                                                                     -             1
     Benefits paid                                                                                  (21)          (19)
     Foreign exchange rate changes                                                                  (29)           (3)
                                                                                                  -----          -----

     Projected benefit obligation at end of year                                                    852           445
                                                                                                  -----          -----

     Change in plan assets:
     Fair value of plan assets at beginning of year                                                 368           237
     Actual return on plan assets                                                                    29            10
     Employer contributions                                                                          40            30
     Plan participants' contributions                                                                 1             2
     Acquisitions                                                                                   443           109
     Divestitures                                                                                    (2)            -
     Benefits paid                                                                                  (21)          (19)
     Foreign exchange rate changes                                                                  (28)           (1)
                                                                                                  -----          -----

     Fair value of plan assets at end of year                                                       830           368
                                                                                                  -----          -----

     Funded status                                                                                  (22)          (77)

     Items not recognized in the balance sheet:
     Actuarial losses                                                                                26            41
     Prior service cost                                                                               9            15
     Net initial asset                                                                               (9)          (12)
                                                                                                  -----         -----

     Net prepaid (accrued) pension costs                                                          $   4         $ (33)
                                                                                                  =====         =====

       Amounts recognized in the balance sheet at September 30 consisted of:

                                                                                                   2000          1999
                                                                                                   ----          ----
         Prepaid pension asset                                                                    $  78         $  66
         Accrued pension liability                                                                  (76)         (104)
         Intangible asset                                                                             2             5
                                                                                                  -----         -----
         Net amount recognized                                                                    $   4         $ (33)
                                                                                                  =====         =====

       The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $73 million, $61 million and $0 million, respectively, as of September 30, 2000, and $235 million, $177 million and $80 million, respectively, as of September 30, 1999.

       Assumptions used (June 30 measurement date):


                                                                   2000       1999
                                                                 --------   ---------
       Discount rate                                              6.3-8.0%   6.0 -7.5%
       Compensation increase rate                                 2.8-4.5%   2.5- 4.5%
       Long-term rate of return on plan assets                    9.0-9.5%     9.0%

       The company also sponsors certain defined contribution savings plans for eligible employees. Expense related to these plans was $8 million, $6 million and $6 million for fiscal 2000, 1999 and 1998, respectively.

19.    INCOME TAXES

       The components of the Provision for Income Taxes are summarized as follows (in millions):

                                                                                     2000            1999           1998
                                                                                     ----            ----           ----
       Current tax expense:
           U.S.                                                                        $   17          $   38        $   37
           Foreign                                                                         91              64            66
           State and local                                                                  1              10             9
                                                                                       ------          ------        ------
                Total current tax expense                                                 109             112           112
                                                                                       ------          ------        ------
       Deferred tax expense (benefit):
           U.S.                                                                            30              13            (4)
           Foreign                                                                         (3)              3            (3)
           State and local                                                                  5               1            (3)
                                                                                       ------          ------        ------
                Total deferred tax expense (benefit)                                       32              17           (10)
                                                                                       ------          ------        ------
       Provision for income taxes                                                      $  141             129        $  102
                                                                                       ======          ======        ======

       The deferred tax expense represents tax deductions related to previously accrued expenses. The deferred tax benefit represents the tax impact related to certain accrued expenses that have been recorded for financial statement purposes but are not deductible for income tax purposes until paid.

       Net deferred income tax benefits included in Other Current Assets in the accompanying Consolidated Balance Sheet consist of the tax effects of temporary differences related to the following (in millions):

                                                               September 30,
                                                          -----------------------
                                                           2000              1999
                                                          ------           ------
     Accrued product warranties                          $   32            $   31
     Accrued compensation and benefits                       36                26
     Accrued restructuring                                    5                 3
     Inventory costs                                         29                (7)
     Receivables                                             16                 5
     Other-net                                                4                25
                                                         ------            ------
     Current deferred income taxes                       $  122            $   83
                                                         ======            ======

       Net deferred income tax benefits included in Other Assets in the accompanying Consolidated Balance Sheet consist of the tax effects of temporary differences related to the following (in millions):

                                                                      September 30,
                                                                 ----------------------
                                                                  2000              1999
                                                                 ------            -----
      Accrued retirement medical costs                         $   111            $  100
      Property                                                     (99)              (54)
      Pensions                                                     (16)                8
      Loss and credit carryforwards                                 38                30
      Other                                                        (10)                4
                                                                ------            ------
      Subtotal                                                      24                88
      Valuation allowance                                          (15)              (17)
                                                                ------            ------
      Long-term deferred income taxes                           $    9            $   71
                                                                ======            ======

       Management believes it is more likely than not that current and long-term deferred tax benefits will reduce future current income tax expense and payments. Significant factors considered by management in its determination of the probability of the realization of the deferred tax benefits included: (a) historical operating results, (b) expectations of future earnings and (c) the extended period of time over which the retirement medical liability will be paid. The valuation allowance represents the amount of tax benefits related to net operating loss and tax credit carryforwards, which management believes are not likely to be realized. The carryforward periods for $20 million of net operating losses and tax credit carryforwards expire between 2001 and 2010. The carryforward period for the remaining net operating losses and tax credits is indefinite.

       The company's effective tax rate was different from the U.S. statutory rate for the reasons set forth below:

                                                               2000            1999          1998
                                                               ----            ----          ----
     Statutory tax rate                                        35.0%           35.0%         35.0%
     State and local income taxes                               1.2             2.3           1.6
     Foreign income taxes                                       1.4             1.1           2.7
     Recognition of tax loss carryforwards                        -               -          (2.0)
     Sale of business - basis difference                          -            (1.2)            -
     Tax on undistributed foreign earnings                      0.7             1.2           1.6
     Other                                                     (0.1)            0.4           1.1
                                                             ------          ------        ------

     Effective tax rate                                        38.2%           38.8%         40.0%
                                                             ======          ======        ======

       The income tax provisions were calculated based upon the following components of income before income taxes (in millions):

                                                             2000            1999          1998
                                                             ----            ----          ----
     U.S. income                                          $   139         $   160        $   86
     Foreign income                                           230             173           170
                                                          -------          ------        ------
     Total                                                $   369          $  333        $  256
                                                          =======          ======        ======

       No provision has been made for U.S., state or additional foreign income taxes related to approximately $208 million of undistributed earnings of foreign subsidiaries that have been or are intended to be permanently reinvested.

20.    SUPPLEMENTAL FINANCIAL INFORMATION

                                                                    2000            1999          1998
                                                                    ----            ----          ----
     (In millions)
     Statement of income data:
     Maintenance and repairs expense                               $  86           $  74         $  72
     Research, development and engineering expense                   115             117           111
     Rental expense                                                   26              23            18
     Statement of cash flows data:
     Interest payments                                             $  95           $  61         $  43
     Income tax payments                                             100              95           116
     Distribution tax payment                                          -               -            72

21.    CONTINGENT LIABILITIES

       Federal, state and local requirements relating to the discharge of substances into the environment, the disposal of hazardous wastes and other activities affecting the environment have, and will continue to have, an impact on the manufacturing operations of the company. Thus far, compliance with environmental requirements and resolution of environmental claims have been accomplished without material effect on the company's liquidity and capital resources, competitive position or financial statements.

       The company has been designated as a potentially responsible party at 10 Superfund sites, excluding sites as to which the company's records disclose no involvement or as to which the company's potential liability has been finally determined. Management estimates the total, reasonably possible costs the company could incur for the remediation of Superfund sites at September 30, 2000, to be approximately $20 million, of which $13 million has been accrued.

       Various other lawsuits, claims and proceedings have been asserted against the company, alleging violations of federal, state and local environmental protection requirements, or seeking remediation of alleged environmental impairments, principally at previously disposed-of properties. For these matters, management has estimated the total, reasonably possible costs the company could incur at September 30, 2000, to be approximately $50 million, of which $25 million has been recorded.

       Based on its assessment, management believes that the company's expenditures for environmental capital investment and remediation necessary to comply with present regulations governing environmental protection and other expenditures for the resolution of environmental claims will not have a material adverse effect on the company's liquidity and capital resources, competitive position or financial statements. Management cannot assess the possible effect of compliance with future requirements.

       Various other lawsuits, claims and proceedings have been or may be instituted or asserted against the company, relating to the conduct of its business, including those pertaining to product liability, intellectual property, safety and health, and employment matters. Although the outcome of litigation cannot be predicted with certainty, and some lawsuits, claims or proceedings may be disposed of unfavorably to the company, management believes the disposition of matters that are pending or asserted will not have a material adverse effect on the company's financial statements.

22.    BUSINESS SEGMENT INFORMATION

       ArvinMeritor currently has three reportable operating segments: LVS, CVS and LVA. LVS is a major supplier of exhaust systems, aperture systems (primarily roof and door systems) and undercarriage systems (primarily suspension, ride and motion control, and wheel products) for passenger cars, light trucks and sport utility vehicles to original equipment manufacturers. CVS is a leading supplier of drivetrain systems and components, including axles, brakes, and drivelines, for medium- and heavy-duty trucks, trailers and off-highway equipment and specialty vehicles. LVA supplies exhaust, ride control, filter products and accessories to the light vehicle aftermarket. Business units that are not focused on automotive products are classified as "Other." The company's Coil Coating division is the primary component of this classification. Revenues are attributed to geographic areas, based on the location of the assets producing the revenues.

       Segment information is summarized as follows:

       Sales (in millions):

                                                                                      2000           1999           1998
                                                                                      ----           ----           ----
     Light Vehicle Systems                                                        $  2,031       $   1,575      $  1,475
     Commercial Vehicle Systems                                                      2,872           2,875         2,361
     Light Vehicle Aftermarket                                                         209               -             -
     Other                                                                              41               -             -
                                                                                  --------       ---------      --------

     Total                                                                        $  5,153       $   4,450      $  3,836
                                                                                  ========       =========      ========

     Earnings (in millions):
                                                                                      2000            1999          1998
                                                                                      ----            -----         ----
     Operating income:
     Light Vehicle Systems                                                        $    149       $     129      $     86
     Commercial Vehicle Systems                                                        221             232           212
     Light Vehicle Aftermarket                                                           6               -             -
     Other                                                                               -               -             -
     Restructuring costs                                                               (26)            (28)
     Merger expenses                                                                   (10)              -             -
     Gain on sale of business and other                                                 89              24             -
                                                                                  --------       ---------      --------
        Operating income                                                               429             357           298
     Other income                                                                        -               2             -
     Equity in earnings of affiliates                                                   29              35            28
     Interest-rate settlement cost                                                       -               -           (31)
     Interest expense, net                                                             (89)            (61)          (39)
                                                                                  --------       ---------      --------
     Income before income taxes                                                        369             333           256
     Provision for income taxes                                                       (141)           (129)         (102)
     Minority interests                                                                (10)            (10)           (7)
                                                                                  --------       ---------      --------
     Net income                                                                   $    218       $     194      $    147
                                                                                  ========       =========      ========

     Depreciation and Amortization (in millions):
                                                                                      2000            1999          1998
                                                                                      ----            ----          ----
     Light Vehicle Systems                                                        $     55       $      45      $     44
     Commercial Vehicle Systems                                                         98              86            58
     Light Vehicle Aftermarket                                                           7               -             -
     Other                                                                               2               -             -
                                                                                  --------       ---------      --------
     Total depreciation and amortization                                          $    162       $     131      $    102
                                                                                  ========       =========      ========

     Capital Expenditures (in millions):
                                                                                      2000            1999          1998
                                                                                      ----            -----         ----
     Light Vehicle Systems                                                        $    106       $      55      $     58
     Commercial Vehicle Systems                                                        112             115            81
     Light Vehicle Aftermarket                                                           5               -             -
     Other                                                                               2               -             -
                                                                                  --------       ---------      --------

     Total capital expenditures                                                     $  225       $     170      $    139
                                                                                  ========       =========      ========

     Segment Assets (in millions):
                                                                                      2000            1999          1998
                                                                                      ----            ----          ----
     Light Vehicle Systems                                                        $  1,739       $     701      $    741
     Commercial Vehicle Systems                                                      1,783           1,814         1,049
     Light Vehicle Aftermarket                                                         751               -             -
     Other                                                                             107               -             -
                                                                                  --------       ---------      --------
     Segment total assets                                                            4,380           2,515         1,790
     Corporate (1)                                                                     340             281           296
                                                                                  --------       ---------      --------
     Total assets                                                                 $  4,720       $   2,796      $  2,086
                                                                                  ========       =========      ========

       (1)    Consists primarily of cash, taxes and prepaid pension costs.

       Information on the company's geographic areas is summarized as follows:

       Sales by Geographic Area (in millions):

                                                                                      2000            1999          1998
                                                                                      ----            ----          ----
     U.S.                                                                         $  2,576       $   2,249      $  1,848
     Canada                                                                            441             476           414
     Mexico                                                                            235             145           124
                                                                                  --------       ---------      --------
        Total North America                                                          3,252           2,870         2,386
     France                                                                            394             398           411
     U.K.                                                                              345             271           251
     Other Europe                                                                      769             584           431
                                                                                  --------       ---------      --------
        Total Europe                                                                 1,508           1,253         1,093
     Other                                                                             393             327           357
                                                                                  --------       ---------      --------
     Total sales                                                                  $  5,153       $   4,450      $  3,836
                                                                                  ========       =========      ========

     Assets by Geographic Area (in millions):
                                                                                      2000            1999          1998
                                                                                      ----            -----         ----
     U.S.                                                                         $  2,251       $   1,375      $    937
     Canada                                                                            220             150           146
     Mexico                                                                            149              83            82
                                                                                  --------       ---------      --------
        Total North America                                                          2,620           1,608         1,165
     U.K.                                                                              602             346           128
     France                                                                            256             191           202
     Other Europe                                                                      842             402           309
                                                                                  --------       ---------      --------
        Total Europe                                                                 1,700             939           639
     Other                                                                             400             249           282
                                                                                  --------       ---------      --------
     Total assets                                                                   $4,720          $2,796        $2,086
                                                                                  ========       =========      ========

       Sales to one original equipment manufacturer represented 18 percent of the company's sales in fiscal 2000 and 23 percent of the company's sales in fiscal 1999 and 1998. These sales include other customers acquired or merged with this customer. No other customer comprised 10 percent or more of the company's sales in the three years ended September 30, 2000.

23.    QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

       The following is a condensed summary of the company's unaudited quarterly results of operations for fiscal 2000 and 1999 and stock price data for fiscal 2000. The per share amounts are based on the weighted average shares outstanding for that quarter. All historical per share amounts, including stock prices, prior to the merger date have been adjusted for the one for 0.75 exchange ratio as part of the merger (see Note 3).

                                                                          2000 Fiscal Quarters
                                                                          --------------------
                                                 First            Second          Third          Fourth              2000
                                                 -----            ------          -----          ------              ----
     (In millions, except share-related data)
     Sales                                     $ 1,136          $ 1,196         $ 1,141        $ 1,680           $  5,153
     Cost of sales                                 966            1,000             956          1,488              4,410
     Net income                                     97               57              40             24                218

     Net income per share
     (basic and diluted)                          1.94             1.22            0.86           0.35               4.12


     Stock Prices
         High                                  $ 28.58          $ 26.50         $ 22.33        $ 18.63           $  28.58
         Low                                   $ 20.00          $ 18.17         $ 14.67        $ 13.75           $  13.75

       First quarter 2000 net income included a gain on sale of business of $83 million ($51 million after-tax, or $1.02 per share) (see Note 5) and third quarter 2000 net income included a restructuring charge of $26 million ($16 million after-tax, or $0.34 per share) (see Note 6), and a gain on the sale of land of $6 million ($3 million after-tax, or $0.06 per share). Third and fourth quarters include merger expenses of $2 million and $8 million, respectively ($1 million and $5 million after-tax, respectively and $0.02 and $0.07 per share, respectively).

                                                                          1999 Fiscal Quarters
                                                                          --------------------
                                                  First          Second          Third          Fourth             1999
                                                  -----          ------          -----          ------             ----
     (In millions, except share-related data)
     Sales                                       $ 944          $ 1,163         $ 1,217        $ 1,126           $ 4,450
     Cost of sales                                 815              988           1,033            962             3,798
     Net income                                     40               50              39             65               194

     Net income per share
     (basic and diluted)                          0.77             0.97            0.75           1.25              3.75

       Third quarter 1999 net income included a restructuring charge of $28 million ($17 million after-tax, or $0.33 per share) (see Note 6) and fourth quarter 1999 net income included a gain on sale of business of $24 million ($18 million after-tax, or $0.35 per share) (see Note 5).

       24.SUBSEQUENT EVENT (UNAUDITED)

       On November 8, 2000, the company announced restructuring actions to realign operations at selected facilities around the world. These actions are expected to have a total cost of approximately $90 million, with the majority of the cost accounted for as a restructuring charge of $60 million in the first quarter of 2001. Of the remaining cost, $15 million will be accounted for as an adjustment to the fair value of liabilities assumed in conjunction with the ArvinMeritor merger, and $15 million will be accounted for as period costs during 2001, as incurred.

       The total restructuring cost of $90 million is comprised of employee severance benefits of $50 million related to a net reduction of 1,500 employees, asset rationalization costs of $25 million, and equipment relocation and other costs of $15 million. The costs of these restructuring activities relate approximately 50 percent to CVS, 35 percent to LVS and 15 percent to LVA.

ARVINMERITOR, INC.
SELECTED FINANCIAL DATA
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)


Year Ended September 30,                           2000           1999          1998          1997             1996
-----------------------------------------------------------------------------------------------------------------------------------

SUMMARY OF OPERATIONS
Sales
    Light Vehicle Systems                         $ 2,031        $ 1,575       $ 1,475       $ 1,352          $ 1,317
    Commercial Vehicle Systems                      2,872          2,875         2,361         1,957            1,827
    Light Vehicle Aftermarket                         209              -             -             -                -
    Other                                              41              -             -             -                -
                                                  -------        -------       -------       -------          --------
        Total                                     $ 5,153        $ 4,450       $ 3,836       $ 3,309          $ 3,144
                                                  ========       =======       =======       =======          =======

Net income                                            218 (1)        194 (1)       147 (1)       109              114
Basic and diluted earnings per share (2)          $  4.12 (1)    $  3.75 (1)   $  2.84 (1)       N/A              N/A
Cash dividends per share (2)                      $  0.64        $  0.56       $  0.56           N/A              N/A
-----------------------------------------------------------------------------------------------------------------------------------

FINANCIAL POSITION AT SEPTEMBER 30
Total assets                                        4,720           2796         2,086         2,002            1,830
Short-term debt                                       183             44            34            21                8
Long-term debt                                      1,537            802           313           465               24
Capital Securities                                     74              -             -             -                -



OTHER DATA

(1) Net income and basic and diluted earnings per share for fiscal year 2000 includes a one-time gain of $89 million ($54 million after-tax, or $1.01 per share) for the sale of the seat adjusting systems business and other assets, restructuring costs of $26 million ($16 million after-tax, or $0.30 per share), and merger expenses of $10 million ($6 million after-tax, or $0.11 per share). Net income and basic and diluted earnings per share for fiscal year 1999 includes restructuring costs of $28 million ($17 million after-tax, or $0.33 per share) and a one-time gain of $24 million ($18 million after-tax, or $0.34 per share) recorded to reflect the formation of a transmission and clutch joint venture with ZF Friedrichshafen AG. Net income and basic and diluted earnings per share for fiscal year 1998 includes a one-time charge of $31 million ($19 million after-tax, or $0.36 per share) relating to the settlement of interest rate agreements.

(2) As the company began operations as a stand-alone entity on September 30, 1997, per share data for years ending prior to September 30, 1998, are not applicable.